MEDIFAST, INC.

INSIDER TRADING POLICY

I.Purpose, Scope, Compliance, and Definitions & Explanations

A.Overview and Purpose

This Insider Trading Policy (the “Policy”) is intended to promote compliance with applicable securities laws and to provide the directors, officers (as such term is defined pursuant to Section 16 of the Securities Exchange Act of 1934), and employees of Medifast, Inc. (together with its subsidiaries, “Medifast” or the “Company”) with procedures and guidelines with respect to transactions in the securities of the Company (“Company Securities”) and other public companies in order to preserve the reputation and integrity of Medifast as well as that of all persons affiliated with it.

The Company is committed to maintaining a transparent and ethical corporate environment, and adherence to this Policy is essential to upholding the confidence of investors, regulatory authorities, and the public in the fairness and integrity of the financial markets.

B.Scope

This Policy applies broadly to all directors, officers and employees of the Company and any of their Family Members (as defined below). This policy also applies to any affiliate, subsidiary, or other entity controlled by the Company, temporary personnel, agents, advisors and contract-basis personnel (together with directors, officers, employees and Family Members, “Employees”), whether located in the United States or abroad. This Policy applies to all trading or other transactions in (i) the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company and (ii) the securities of certain other companies, including common stock, options and other securities issued by those companies as well as derivative securities relating to any of those companies securities, where the person trading used information obtained while working for the Company.

C.Compliance

All Employees are responsible for complying with this established Policy and annually acknowledging receipt and compliance with this Policy.

The interpretation, revision, amendment, and specific application of this Policy are the responsibility of the Legal department. This policy will be reviewed on an annual basis, and any updates shall be reviewed and approved by the Policy Committee.

All records acquired or produced under this Policy will be kept confidential to the extent possible and will be retained by the Legal department in accordance with the Records Management & Retention Policy at CP 1002.

If Employees have any questions about the appropriateness of securities transactions under this Policy, they should consult with the Chief Financial Officer (“CFO”) or Chief Legal Officer (“CLO”). In addition, Employees may not trade in the Company’s securities without obtaining pre-approval from the CFO and CLO. Failure to comply with this Policy from the effective day of this Policy could result in disciplinary action up to termination.

D.Definitions and Explanations

1.Insider: An individual who possesses MNPI relating to a company. Insiders include the Company’s directors, officers, employees, independent contractors, and individuals with a special relationship with the Company, e.g., its auditors, consultants, or attorneys. The definition of an insider is transaction-specific; that is, an individual is an insider with respect to each MNPI of which he or she is aware.

2.Trading: For purposes of this Policy, this includes purchases or sales of a publicly traded company’s securities.

3.Insider Trading: When company insiders purchase or sell securities in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of MNPI. Insider trading violations may also include “tipping,” (as defined in I.D.10 below) MNPI to others, trading by the “tippee,” or recipient of MNPI, and trading by those who misappropriate such information.

4.Material, Non-Public Information (“MNPI”):

“Material” information generally is any information that a reasonable investor would consider important in a decision to purchase, hold, or sell stock that is not released to the public. In short, it is any information that could reasonably affect the price of the stock. Either positive or negative information may be material.

Common examples of information that are generally regarded as material information include, but are not limited to, the following:

•Financials: interim and annual financial information and performance (such as revenue, expenses, earnings, etc.) prior to public earnings release; projections of future earnings or losses; errors in previously issued financial statements that make those financial statements unreliable; major changes in accounting methodologies; unannounced redemption or repurchase of Company’s securities; significant write-offs; and increases in reserves or material asset impairments.
•Operations: Unannounced new deals, new products or vendor relationships; undisclosed pending or proposed merger, acquisition, tender offer or other significant business transactions; significant sale of assets or the disposition of a subsidiary; gain or loss of a significant independent Optavia coach, customer, or supplier; impending bankruptcy or financial liquidity problems; and significant developments in actual or threatened litigation.
•Management: changes in management; and changes in the Board of Directors.
•Investor Relations: changes in dividend policies; declaration of a stock split or the offering of additional securities; new equity or debt offerings; an agreement with a government agency to conclude an investigation of the Company to settle any issues resulting from an investigation.
•Internal Control: change in the Company’s external auditor; sale of unregistered equity securities; waiver of a provision of the Company’s Code of Ethics for Senior Management.

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must have been disclosed in the Company’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) or widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International. The circulation of rumors, even if accurate, does not constitute information that is adequately available to the general public since the public does not know whether the rumor is accurate.

5.Securities: Include the Company’s common stock; preferred stock; options, warrants, and other rights to purchase Company’s stock; convertible debt issued by the Company; and derivatives of Company’s securities. Stock options or other equity-based awards granted under the Company’s equity incentive plan are subject to all the restrictions of this Policy, including any non-stock incentive (such as a stock appreciation right or cash-settled stock) whose value is tied to the market price of the Company’s stock.

6.Blackout Periods

Regular Blackout Periods: A period of time during which this Policy prohibits Employees from trading MED securities. Blackout periods generally cover times when Insiders are aware of or likely to be aware of MNPI, such as the periods during which the Company’s quarterly or annual financial results are being prepared and disseminated. Generally, blackout periods begin 15 calendar days before the fiscal quarters ending March 31, June 30, September 30, and December 31 of each fiscal year and end 24 hours after the earnings release. However, if there is less than ten available trading days between each blackout period, the trading window may extend and stay open until 10 calendar days before the end of the quarter.

Additional Blackout Periods: The Company, through its CLO and CFO, may impose additional blackout periods in which trading in the Company’s securities will be prohibited as deemed necessary when other material events occur. Because the events that give rise to the additional blackout periods may be known by only a few individuals, the Company may limit the additional blackout period’s application to the individuals who possess MNPI about the event and individuals who would appear to an outsider to have had access to or been aware of MNPI related to the event. This will occur when there are non-public developments that are considered material for insider trading law purposes, such as developments relating to regulatory proceedings or a major corporate transaction, among other things. If the Company notifies affected individuals, they should not engage in any transactions involving the Company’s securities and should not disclose to others of such suspension of trading.

7.Trading Windows: Trading windows are not “safe harbors” that ensure compliance with securities laws. Insiders remain responsible for their trades and should use good judgment at all times. Accordingly, even during trading window periods, if an Insider is in possession of MNPI about the Company, they are prohibited from trading in the Company’s securities.

8. 10b5-1 Plan Approval Requirement and Exception for Approved 10b5-1 Plan: The trading restrictions in this Policy do not apply to transactions under a written plan, contract, instruction or arrangement under Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) that complies with the requirements of Rule 10b5-1, is entered into during an open trading window and at a time when the Insider entering into the 10b5-1 Plan is not aware of MNPI, and that such Insider or their broker has sent to the CLO (which will coordinate any additional departmental reviews) for review and approval of in advance of any trades being made.

9.Corporation Securities Underlying Awards: This Policy’s trading restrictions do not apply to the extent the Company is required to withhold taxes in connection with the vesting or delivery of the Company’s securities underlying restricted stock units, performance shares or other awards received under any of the Company’s long-term incentive plans. This Policy’s trading restrictions do apply, however, to any market sale, gift, or other disposition of Corporation Securities received following the vesting of any restricted stock units, performance shares or other awards under any of the Company’s incentive plans.

10.Tipping Information to Others: Employees may be liable for communicating or “tipping” material, nonpublic information to any third party (a “tippee”), regardless of whether the tippee is a Family Member. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving explicit tips from others or from unintentional disclosure through, among other things, conversations at social, business or other gatherings.

11.Family Members: Includes the spouse, minor children or anyone else living in an insider’s household; partnerships in which an insider is a general partner; trusts of which an insider is a trustee; estates of which an insider is an executor; and any other legal entities controlled by an Insider. The same restrictions apply to family members and other individuals living in Employee’s households.

12.When Information is Public: Even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Employees may not trade on publicly announced material information until two full trading days after an announcement. For example, if an announcement is made before the commencement of trading on a Monday, an employee may trade in the Company’s securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If an announcement is made after trading begins on a Monday, employees may not trade in the Company’s securities until Thursday. If the announcement is made on Friday after trading begins, employees may not trade in the Company’s securities until Wednesday of the following week.

13.Twenty-Twenty Hindsight: If securities transactions become the subject of scrutiny, they will be viewed by enforcement authorities and others after the fact, with the benefit of hindsight. As a result, before engaging in any transaction an insider should carefully consider how the transaction and whether the information was material may be construed in the bright light of hindsight.

14.Rule 144 Affiliate: Pursuant to Rule 144 of the Securities Act of 1933, an affiliate is a person, such as an executive officer, a director or large shareholder, in a relationship of control with the issuer. Rule 144 Affiliates are required to comply with additional regulations and have certain additional restrictions surrounding trading of a company’s securities.

II.Insider Trading Policy

A.Background

Insider trading, including tipping, is a violation of federal law and a crime. Federal law also penalizes companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading. Congress expanded the authority of the SEC and the Justice Department when it adopted the Insider Trading and Securities Fraud Enforcement Act of 1988. While the Securities Exchange Act of 1934 (the “1934 Act”) prohibits insider trading, the Insider Trading and Securities Fraud Enforcement Act specifies the penalties for these prohibited activities (referenced in Section IV below). Because insider trading undermines investor confidence in the fairness and integrity of the securities markets, the SEC has treated the detection and prosecution of insider trading violations as one of its enforcement priorities.

B.Company Employees

Company’s employees may from time to time be in possession of MNPI concerning the Company. Under federal securities laws, such individuals are prohibited from trading MED stock while in possession of such inside information and may not otherwise use the information for their own advantage or the advantage of others. Violations of this Policy may subject those involved to disciplinary action, up to and including termination, as well as severe civil or criminal penalties (see Section IV. below). Any such proceedings would result in adverse publicity and embarrassment to the Company and the individuals involved.

If any Employee has MNPI about the Company, then the individual and any related individual (e.g., living in the same household or those who may the recipient of tipped information) may not:
•Buy or sell the Company’s securities;
•Buy or sell Securities of any related or economically linked company; and
•Engage in any other action to take advantage of, or pass onto others, that information.

The same prohibition applies to trades in any other company’s securities if, in the course of employment, the Employee obtains or is in possession of MNPI about that company.

Employees are also prohibited from entering into hedging, monetization transactions or similar arrangements involving the Company’s securities as these transactions allow the individual to continue to own the securities, but without the full risks and rewards of ownership.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exceptions to this Policy.

C.Section 16 Officers

In accordance with 1934 Act, a Section 16 officer is defined as a company’s: president, principal financial officer, principal accounting officer; any vice-president of the issuer in charge of a principal business unit, division or function; any other officer who performs a policy-making function, or any other person who performs similar policy-making functions.

The Board of Directors is responsible for formally designating which members of management are considered to be Section 16 officers. This designation is made by a formal board resolution as updates are required. The Corporate Secretary shall be responsible for maintaining the current Section 16 designation.

Section 16 officers must obtain pre-approval from the CFO and CLO before he/she makes any purchases or sales of the Company’s securities. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations, then approved prior to the Section 16 officer proceeding with the transaction. Any advice will relate solely to the restraints imposed by this Policy and any laws and will not constitute advice regarding the investment aspects of any proposed transactions.

D.The Company’s Transactions

From time to time, the Company may engage in transactions in its own securities. It is the Company's policy that any transactions in securities by the Company will comply with applicable laws with respect to insider trading and this Insider Trading Policy.

III.Pledging Shares and SEC’s Reporting Requirements

A.Policy on Pledging Shares

This policy prohibits our executives and non-employee directors from pledging MED stock as collateral for a loan or holding our securities in a margin account.

B.SEC Reporting Requirements

Under the 1934 Act, Section 16 officers must file the following forms with the SEC to report an initial statement and changes in ownership regarding the Company’s securities. If a Section 16 officer so chooses, the Company will prepare and file these forms on their behalf by utilizing a signed Power of Attorney to facilitate the filing. Section 16 Officers may contact the Legal department to obtain and sign the Power of Attorney form.

•Form 3: Initial Statement of Beneficial Ownership of Securities
Represents the initial filing when a company’s Section 16 officer registers their company’s securities for the first time within ten days of becoming the company’s officer, director, or beneficial owner. The form must still be filed even when the individual owns zero shares. As noted above at Section II.C., as the Company’s officers or directors are designated by a formal board resolution, the ten-day deadline to file with the SEC does not start until the actual board resolution occurs.

•Form 4: Statement of Changes in Beneficial Ownership
Represents any changes in ownership and must be reported to the SEC within two business days following any grant or open market transaction. The grant date is defined by the Board of Directors or its Compensation Committee. If an Employee elects to have taxes withheld from a Company grant, this form is due two days following the later of the vesting date of the award or the date shares are withheld to cover the individual’s taxes.

•Form 5: Annual Statement of Changes in Beneficial Ownership of Securities
Represents any transactions that should have been reported earlier on a Form 4, were eligible for deferred reporting or any section 16a exempt transactions (such as gifting of shares). This form is due 45 days after the end of the Company’s fiscal year.

•Form 144: Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act of 1933
Must be filed with the SEC by a company’s Rule 144 Affiliate as a notice of a proposed sale of securities when the amount to be sold under Rule 144 during any three-month period exceeds 5,000 shares or units or has an aggregate sales price in excess of $50,000. A person filing a Form 144 must have a bona fide intention to sell the securities referred to in the form within a reasonable time after the filing of the form. An individual’s intent to sell must be reported to the CFO and CLO, who will validate whether the individual satisfied the time requirements (generally, a six-month period for Section 16 officers) and that the individual is no longer an affiliate.

Note: As SEC rules and interpretations under Section 16 are complex and do not depend on whether an individual has MNPI, Section 16 officers are encouraged to seek the advice of the CFO or CLO prior to any transactions.

IV. Consequences

The consequences of insider trading violations can be staggering.

For example, individuals who trade on inside information (or tip information to others) can face consequences such as: (i) a civil penalty of up to three times the profit gained or loss avoided; (ii) a criminal fine (no matter how small the profit) up to $5 million; and (iii) a jail term of up to twenty years.

Additionally, a company (as well as possibly any supervisory person) where appropriate steps to prevent illegal trading have not been taken, could face consequences such as: (i) a civil penalty not to exceed the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and (ii) a criminal penalty up to $25 million.

Moreover, if anyone violates the Company’s insider trading policy, Company-imposed sanctions, including termination, could result. Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish a reputation, and irreparably damage a career.

Examples of insider trading cases that have been brought to the SEC are cases against:

•Corporate officers, directors, and employees who traded the corporation’s securities after learning of significant, confidential corporate developments.
•Friends, business associates, family members, and other “tippees” of such officers, directors, and employees, who traded the securities after receiving such information.
•Employees of law, banking, brokerage, and printing firms who were given such information to provide services to the corporation whose securities they traded.
•Government employees who learned of such information because of their employment by the government.
•Other persons who misappropriated, and took advantage of, confidential information from their employers.